Filed Pursuant to Rule 433

Registration Statement No. 333-133836

September 13, 2006

Relating to Prospectus Supplement dated September 6, 2006

THE REPUBLIC OF THE PHILIPPINES ANNOUNCES THE RESULTS

OF ITS GLOBAL BOND OFFERING

MANILA, September 13, 2006 — The Republic of the Philippines (the “Republic”) announced today, the final results of its invitation (the “invitation”) to the holders of its outstanding 7.50% Bonds due 2007, 8.875% Bonds due 2008, 8.375% Global Bonds due 2009, 9.875% Global Bonds due 2010, 9.00% Global Bonds due 2013, 8.25% Global Bonds due 2014, 8.875% Global Bonds due 2015, 8.75% Fixed Rate Bonds due October 2016, 9.375% Global Bonds due 2017 and 9.875% Bonds due 2019 (collectively, the “shorter-term old bonds”) to submit, in a modified Dutch auction, offers to exchange shorter-term old bonds for newly issued U.S. Dollar-Denominated Amortizing Global Bonds due 2024 (the “Amortizing Bonds”), and to the holders of its 9.50% U.S. Dollar-Denominated Global Bonds due 2024 and 10.625% Global Bonds due 2025 (collectively, the “longer-term old bonds,” and together with the shorter-term old bonds, the “old bonds”) to submit, in a modified Dutch auction, offers to exchange longer-term old bonds for reopened 7.75% Global Bonds due 2031 (the “Reopened Bonds,” and together with the Amortizing Bonds, the “new global bonds”).

The Republic also announced that it will issue $10 million principal amount of new Amortizing Bonds for cash (the “cash offering” and, together with the invitation, the “global bond offering”).

The global bond offering commenced on September 6, 2006, on the terms and subject to the conditions described in the prospectus supplement dated September 6, 2006 (the “prospectus supplement”) and the accompanying prospectus dated May 16, 2006 (the “prospectus”). The invitation expired at 5:00 P.M., New York City time, on September 12, 2006.

The Republic selected the following clearing spreads for the new global bonds to be issued pursuant to the invitation:

•	200 basis points for the Amortizing Bonds, and

•	205 basis points for the Reopened Bonds.

The Amortizing Bonds will have a coupon of 7.50% per year, and an issue price of $1,011.56 per $1,000 principal amount, resulting in a yield to maturity of 7.3795%, which equals the sum of (x) the clearing spread for the Amortizing Bonds plus (y) the interpolated U.S. dollar swap rate to the average life of the Amortizing Bonds (using a weighted average life of 17 years) based on the Bloomberg IYC1 I52 screen (without rounding) at approximately 8:00 A.M., New York City time, today, September 13, 2006. The Reopened Bonds will have an issue price of $1,033.41 per $1,000 principal amount, resulting in a yield to maturity of 7.4490%, which equals the sum of (x) the clearing spread for the Reopened Bonds plus (y) the interpolated U.S. dollar swap rate to the average life of the Reopened Bonds based on the Bloomberg IYC1 I52 screen (without rounding) at approximately 8:00 A.M., New York City time, today, September 13, 2006. In total, approximately U.S.$1.0 billion original principal amount of old bonds will be retired pursuant to the invitation.

The Republic expects to issue approximately U.S.$1.2 billion aggregate principal amount of new global bonds pursuant to the global bond offering, including approximately U.S.$764 million aggregate principal amount of Amortizing Bonds and approximately U.S.$435 million aggregate principal amount of Reopened Bonds pursuant to the invitation, and approximately U.S.$10 million aggregate principal amount of Amortizing Bonds pursuant to the cash offering. No Reopened Bonds will be issued pursuant to the cash offering.

The definitive amounts of new global bonds to be issued and old bonds to be exchanged remain subject to final confirmation by the settlement agent.

The tables below show (a) the old bond price and exchange ratio for each series of old bonds and (b) the bond-by-bond final results of the global bond offering.

Old Bond Prices and Exchange Ratios

Series of old bonds	ISIN		Old Bond Price	Exchange Ratio
Shorter-Term Old Bonds
7.50% Bonds due 2007	XS0154298953		U.S.$1,014.42	1.005714
8.875% Bonds due 2008	US718286AE71		U.S.$1,043.05	1.070119
8.375% Global Bonds due 2009	US718286AR84		U.S.$1,053.22	1.044169
9.875% Global Bonds due 2010	US718286AN70		U.S.$1,111.53	1.101269
9.00% Global Bonds due 2013	US718286AT41		U.S.$1,122.07	1.119133
8.25% Global Bonds due 2014	US718286AU14		U.S.$1,089.96	1.093361
8.875% Global Bonds due 2015	US718286AW79		U.S.$1,136.57	1.125529
8.75% Fixed Rate Bonds due 2016	US718286AC16	(1)	U.S.$1,132.13	1.159556
8.75% Fixed Rate Bonds due 2016	USY6972CAJ63	(2)	U.S.$1,132.13	1.159556
9.375% Global Bonds due 2017	US718286AQ02		U.S.$1,179.78	1.183548
9.875% Bonds due 2019	US718286AK32		U.S.$1,229.98	1.234905
Longer-Term Old Bonds
9.50% U.S. Dollar-Denominated Global Bonds due 2024	US718286AL15		U.S.$1,214.66	1.197017
10.625% Global Bonds due 2025	US718286AP29		U.S.$1,329.55	1.270356
(1)	Restricted global bonds.
(2)	Regulation S global bonds.

Final Bond-by-Bond Results of the Invitation

Series of old bonds	ISIN		Original Principal Amount Accepted	Principal Amount of New Global Bonds To Be Issued in Exchange for Old Bonds Accepted	Aggregate Principal Amount of Old Bonds Remaining Outstanding
Shorter-Term Old Bonds to be exchanged for Amortizing Bonds			(amounts in millions)
7.50% Bonds due 2007	XS0154298953		U.S.$2	U.S.$2	U.S.$298
8.875% Bonds due 2008	US718286AE71		U.S.$8	U.S.$9	U.S.$740
8.375% Global Bonds due 2009	US718286AR84		U.S.$14	U.S.$14	U.S.$936
9.875% Global Bonds due 2010	US718286AN70		U.S.$39	U.S.$42	U.S.$561
9.00% Global Bonds due 2013	US718286AT41		U.S.$52	U.S.$58	U.S.$948
8.25% Global Bonds due 2014	US718286AU14		U.S.$98	U.S.$108	U.S.$1,602
8.875% Global Bonds due 2015	US718286AW79		U.S.$74	U.S.$83	U.S.$976
8.75% Fixed Rate Bonds due 2016	US718286AC16	(1)	0	0	0
8.75% Fixed Rate Bonds due 2016	USY6972CAJ63	(2)	U.S.$60	U.S.$70	U.S.$630
9.375% Global Bonds due 2017	US718286AQ02		U.S.$178	U.S.$210	U.S.$822
9.875% Bonds due 2019	US718286AK32		U.S.$138	U.S.$169	U.S.$962
Longer-Term Old Bonds to be exchanged for Reopened Bonds
9.50% U.S. Dollar-Denominated Global Bonds due 2024	US718286AL15		U.S.$209	U.S.$251	U.S.$482
10.625% Global Bonds due 2025	US718286AP29		U.S.$145	U.S.$184	U.S.$1,855
(1)	Restricted global bonds.
(2)	Regulation S global bonds.

The scheduled settlement date for the global bond offering is September 25, 2006 (the “settlement date”). Each holder exchanging old bonds for new global bonds may also receive at settlement an amount in cash in U.S. dollars due to rounding of the principal amount of new global bonds issuable to such holder downward to the nearest $1,000 (subject to minimum denominations of $100,000). If you held less than $100,000 principal amount of a series of old bonds and you submitted an exchange offer and it was accepted, but the principal amount of new global bonds that you would be entitled to receive for such old bonds is less than $100,000, the minimum denomination of the new global bonds, then you will not receive new global bonds, but will instead receive an amount in cash in U.S. dollars as described in the prospectus supplement.

Application has been made to admit the new global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the EuroMTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the new global bonds is not conditioned on obtaining the listings.

Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acted as dealer managers for the invitation and joint lead managers for the cash offering.

The Luxembourg exchange agent for the invitation was Deutsche Bank Luxembourg S.A., and the settlement agent was Deutsche Bank AG, London Branch.

The invitation is being made pursuant to the prospectus supplement and the prospectus, which are available on the SEC website at: http://www.sec.gov/Archives/edgar/data/1030717/000119312506185682/d424b3.htm.

The Republic has filed a registration statement (including the prospectus) and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (file no. 333-133836), the prospectus supplement filed pursuant to such registration statement, and other documents that the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Republic, the joint dealer managers, the settlement agent or the Luxembourg exchange agent will arrange to send you the prospectus supplement and the prospectus if you request them by calling any of Goldman, Sachs & Co. toll-free (in the U.S.) at +1-866-390-1729, J.P. Morgan Securities Inc. toll-free (in the U.S.) at +1-877-217-2484, the settlement agent at +44-207-547-5000 or toll-free (in the U.S.) at +1-800-735-7777, option 1, or the Luxembourg exchange agent at +352-421-22-460.

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

Attention: Emerging Markets Capital Markets

Toll free in the U.S.: +1-866-390-1729

International/collect: +1-212-357-0601

2 Queen’s Road Central | Hong Kong

Attention: Debt Syndicate Financing Group

Honk Kong: +852-2978-0672 or +852-2978-0812

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

United States of America

Attention: Philippines Exchange

Toll free in the U.S.: +1-877-217-2484

International/collect: +1-212-834-7306

London: +44-20-7779-1986

Hong Kong: +852-2800-8005

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